FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Intercepts 7.56 g/t Au Over 13.4m & 15.4 g/t Au Over 5.0m, Extends the Near-surface High-grade Segment of Iceberg-Iceberg East to 655m

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 14, 2024--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 19 diamond drill holes that were completed as part of a follow-up drill program at Iceberg East, a high-grade zone located 300m northeast of Keats along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Iceberg East Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1235[1]	103.00	116.35	13.35	7.56	Iceberg East
Including	105.70	106.50	0.80	91.75
NFGC-23-1437[2]	77.45	92.20	14.75	2.44	Iceberg East
Including	84.50	85.30	0.80	22.26
And[1]	105.45	112.25	6.80	7.53
Including	106.50	107.60	1.10	38.85
NFGC-23-1608[1]	40.95	46.00	5.05	15.38	Iceberg East
Including	41.65	42.70	1.05	63.73
NFGC-23-1611[2]	52.70	56.15	3.45	18.55	Iceberg East
Including	52.70	54.05	1.35	42.12
NFGC-23-1625[2]	33.45	47.70	14.25	5.55	Iceberg East
Including	38.15	39.15	1.00	48.60
NFGC-23-1942[2]	45.95	49.40	3.45	14.82	Iceberg East
Including	46.75	47.50	0.75	63.71
NFGC-23-1957[1]	13.45	17.00	3.55	11.08	Iceberg East
Including	16.10	17.00	0.90	33.40

Table 1: Iceberg East Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% and 240% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  The intervals of 15.4 g/t Au over 5.05m in NFGC-23-1608, 18.6 g/t Au over 3.45m in NFGC-23-1611, and 5.55 g/t Au over 14.25m in NFGC-23-1625 are located in the eastern extent of Iceberg East, nearly 500m east of the AFZ and start at vertical depths ranging between 30-50m.
  Today’s results have successfully increased the near-surface Iceberg-Iceberg East high-grade segment of the Keats-Baseline Fault Zone (“KBFZ”) to 655m, an increase of 85m. When combined with the 400m high-grade segment of Keats Main, this near-surface, high-grade corridor now covers over 1km of strike. This domain of high-grade occurs within the overall KBFZ, a gold mineralized damage zone that is drill defined over 1.9km of strike, where it remains open.
  Additional infill results such as 7.56 g/t Au over 13.35m in NFGC-23-1235, 13.4g/t Au over 3.80m in NFGC-23-1942, and 11.1 g/t Au over 3.55m in NFGC-23-1957 have also been received from Iceberg East, all drilled shallowly within the top 100m vertical and further define this high-grade segment of the KBFZ that exhibits strong continuity. Exploration will shift to deeper drilling in this area utilizing seismic data as the structure is open at depth.

Melissa Render, VP of Exploration of New Found, stated: “This first phase of near surface exploration drilling is complete at Iceberg East, and we are very pleased with the success of this shallow program that extended the KBFZ to 1.9km of strike and identified new zones of continuous high-grade near-surface gold mineralization. With only a few assays pending we are now ready to expand on what we know and target the Keats-Baseline Fault deeper down. There is currently over 1.9km of strike to test at depth and the Company will be utilizing the recently acquired seismic data to identify locations of interest within the KBFZ for drilling.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1235[1]	103.00	116.35	13.35	7.56	Iceberg East
Including	105.70	106.50	0.80	91.75
NFGC-23-1376	No Significant Values				Iceberg East
NFGC-23-1393	No Significant Values				Iceberg East
NFGC-23-1437[2]	50.55	54.00	3.45	1.52	Iceberg East
And[2]	77.45	92.20	14.75	2.44
Including	84.50	85.30	0.80	22.26
And[1]	105.45	112.25	6.80	7.53
Including	106.50	107.60	1.10	38.85
NFGC-23-1608[1]	40.95	46.00	5.05	15.38	Iceberg East
Including	41.65	42.70	1.05	63.73
NFGC-23-1611[2]	52.70	56.15	3.45	18.55	Iceberg East
Including	52.70	54.05	1.35	42.12
NFGC-23-1614[1]	44.00	48.00	4.00	1.19	Iceberg East
NFGC-23-1617[2]	66.05	68.15	2.10	3.36	Iceberg East
NFGC-23-1619[2]	71.35	77.35	6.00	2.04	Iceberg East
Including	73.45	73.85	0.40	13.90
NFGC-23-1621[1]	8.30	12.85	4.55	2.18	Iceberg East
NFGC-23-1623[2]	28.10	30.60	2.50	1.58	Iceberg East
And[2]	32.90	35.40	2.50	1.33
And[1]	41.90	46.35	4.45	1.12
And[1]	52.00	54.90	2.90	1.49
NFGC-23-1625[2]	33.45	47.70	14.25	5.55	Iceberg East
Including	38.15	39.15	1.00	48.60
NFGC-23-1740[1]	59.40	62.20	2.80	1.63	Iceberg East
NFGC-23-1935[1]	36.90	39.45	2.55	8.10	Iceberg East
Including	36.90	37.50	0.60	11.30
Including	38.80	39.45	0.65	20.82
NFGC-23-1942[2]	45.95	49.40	3.45	14.82	Iceberg East
Including	46.75	47.50	0.75	63.71
And[2]	54.85	57.20	2.35	1.37
And[1]	62.70	67.15	4.45	1.26
NFGC-23-1957[1]	13.45	17.00	3.55	11.08	Iceberg East
Including	16.10	17.00	0.90	33.40
NFGC-23-1957B	No Significant Values				Iceberg East
NFGC-23-1960[2]	13.80	15.90	2.10	5.85	Iceberg East
Including	14.15	14.95	0.80	11.90
And[1]	24.30	26.30	2.00	1.72
NFGC-23-1964	No Significant Values				Iceberg East

Table 2: Summary of composite results reported in this press release for Iceberg East

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, and 240% to 70%. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1235	300	-45	198	658680	5427948	Iceberg East
NFGC-23-1376	300	-45	339	658940	5428201	Iceberg East
NFGC-23-1393	299	-45.5	305	659080	5428466	Iceberg East
NFGC-23-1437	0	-90	153	658603	5427964	Iceberg East
NFGC-23-1608	299	-45.5	78	658789	5428087	Iceberg East
NFGC-23-1611	299	-66	135	658789	5428087	Iceberg East
NFGC-23-1614	299	-45.5	93	658818	5428099	Iceberg East
NFGC-23-1617	299	-57	182	658857	5428106	Iceberg East
NFGC-23-1619	300	-75	138	658819	5428098	Iceberg East
NFGC-23-1621	300	-45	59	658816	5428135	Iceberg East
NFGC-23-1623	300	-60	80	658824	5428123	Iceberg East
NFGC-23-1625	300	-73	83	658824	5428123	Iceberg East
NFGC-23-1740	300	-60	95	658623	5427951	Iceberg East
NFGC-23-1935	305	-45	104	658686	5428004	Iceberg East
NFGC-23-1942	338	-52	83	658688	5428005	Iceberg East
NFGC-23-1957	300	-45	47	658768	5428095	Iceberg East
NFGC-23-1957B	300	-45	32	658768	5428095	Iceberg East
NFGC-23-1960	300	-45	65	658661	5428016	Golden Joint
NFGC-23-1964	300	-70	134	658858	5428106	Iceberg East

Table 3: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 3,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated February 14, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $53.5 million as of February 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “demonstrates”, “encouraging”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: February 14, 2024	By:	/s/ Collin Kettell
Chief Executive Officer